SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2007

Commission File Number 1-14493

VIVO PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

VIVO Holding Company
(Translation of Registrant's name into English)

Av. Roque Petroni Jr., no.1464, 6th floor – part, "B"building
04707-000 - São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

VIVO PARTICIPAÇÕES S.A.
CNPJ/MF No. 02.558.074/0001-73 - NIRE 35.3.001.587.9-2
Publicly-held Company

Notice to Shareholders

The management of Vivo Participações S.A. (“Vivo Participações”) informs that, on August 21, 2007, an extraordinary general shareholders’ meeting was held in order to ratify the execution of the Stock Purchase Agreement entered into on August 02, 2007 with Telpart Participações S.A., for the acquisition of the controlling equity interest of Telemig Celular Participações S.A. and Tele Norte Celular Participações S.A., which are, respectively, the controlling shareholders of Telemig Celular S.A. and Amazônia Celular S.A. pursuant to the notice of material fact disclosed on August 03, 2007 (“Acquisition”), provided that the conclusion of the approved transaction is subject to the fulfillment of certain precedent conditions set forth in said agreement, including, among which, the approval by Agência Nacional de Telecomunicações – ANATEL, the Brazilian regulatory agency.

1. Right to withdraw. The holders of common shares issued by Vivo Participações that dissented from the approval of the Acquisition shall have the right to withdraw from the company by means of the reimbursement of the proved amount of shares held by such shareholders on August 03, 2007, for R$ 5.74 per share, based on the shareholders’ equity of the company as of June 30, 2007.

2. Limit date for exercising the right. Considering the publication, on August 23, 2007, of the minutes of the general shareholders’ meeting that approved the Acquisition, the right to withdraw may be exercised by the shareholders referred to in item 1 above, who decide to so, from August 24, 2007 until September 24, 2007.

3. Procedures and conditions for qualifying. We hereby remind the shareholders, which intend to exercise the right to withdraw, that the partial exercise of such right will not be allowed.

Those shareholders whose shares are deposited with the “Companhia Brasileira de Liquidação e Custódia – CBLC”, if they intend to do so, shall exercise the right to withdraw by means of their Custody Agents.

Those shareholders whose shares are under custody of BANCO ABN AMRO REAL S.A., financial institution responsible for the deposit of book-entry shares of the company, shall exercise the right to withdraw by reporting to any agency of such institution, within the bank working hours, at its locality and by filling out the form named “Exercise of the Right to Withdraw”, available at the financial institution, and, for such purpose, such shareholders shall deliver certified copies of the following documents:

INDIVIDUALS: CPF (enrollment with the Taxpayers’ List), RG (identity card) and updated address evidence (up to 02 months).

LEGAL ENTITIES: CNPJ (enrollment with the Taxpayers’ List), minutes of the election of the officers (legal representatives), bylaws/articles of association and amendments thereto, as well as the documents of the quotaholders/shareholders and legal representatives (CPF, RG and updated address evidence).

The shareholders that will be represented by attorneys-in-fact shall deliver, in addition to the documents referred to above, the corresponding public power-of-attorney, which shall contain special powers in order to allow the attorney-in-fact to express on his behalf the exercise of the right to withdraw and to request the reimbursement of shares.

The negotiation of shares issued by Vivo Participações S.A. in stocks exchanges shall not be interrupted.

The payment to shareholders who opt for the right to withdraw shall be made from September 28, 2007 and thereafter.

São Paulo, August 22, 2007.
Ernesto Gardelliano
Investors Relationship Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2007

VIVO PARTICIPAÇÕES S.A.

By:	/S/ Ernesto Gardelliano
Ernesto Gardelliano Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.